SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp –The Extraordinary Shareholders’ Meeting approved the proposal to group the shares of the Company” dated on May 11, 2005.

TELECOMUNICAÇÕES DE SÃO PAULO S. A. – TELESP

The Extraordinary General Shareholders’ Meeting approved the proposal to group the shares of the Company

May 11, 2005 (02 pages)

For more information, please contact:

Daniel de Andrade Gomes

TELESP, São Paulo, Brazil

Tel.:        (55-11) 3549-7200

Fax:        (55-11) 3549-7202

E-mail: dgomes@telefonica.com.br

URL: www.telefonica.com.br

(São Paulo – Brazil; May 11, 2005) Telecomunicações de São Paulo S. A. – Telesp (“the Company” or “Telesp”) (NYSE: TSP; BOVESPA: TLPP) hereby informs that the Extraordinary General Shareholders’ Meeting, held on May 11, 2005, approved the following:

I.	The grouping (reverse split) of the total representative shares of the capital stock, in accordance with the article 12 of the Law #6404, as follows:

(i)	The proportion for the grouping is 1,000 (one thousand) shares to 1 (one) share of the respective class. After the conclusion of the grouping, the capital stock of shall be represented by 493,592,278 nominal shares, without par value, from which 165,320,206 shall be common and 328,272,072 preferred.

(ii)	The objectives of the grouping are: (1) to reduce administrative and operational costs for the maintenance and processing of the shareholder base; (2) to grant greater visibility to the shares by means of adopting the trading per share; (3) to provide better quality of information and communication to the shareholders of the Company; (4) the standardization of the quotation unit of the shares, both in the domestic and international markets; to take care of the request from Bovespa (São Paulo Stock Exchange).

(iii)	The shareholders, during the period from May 12, 2005 and June 24, 2005, will be able to adjust, on their own free will, their shareholder positions, by each class, into lots multiple of 1,000 (thousand) shares through trading using stock brokers authorized to operate by Bovespa, on their own free will.

(iv)	From June 27, 2005 on, the share representative of the capital stock of the Company will be exclusively traded grouped and on a unitary quotation.

(v)	After the end of the period to adjust the shareholder positions by their holders, the shares resulting of the remaining fractions of the grouping will be sold in an auction at Bovespa, in date to be announced in due time

(vi)	The resulting values sold in the auction, after the financial compensation of the shares, will be made available in the name of each shareholder of the fractions of shares, as follows:

(a)	The shareholders shall contact any branch Banco ABN AMRO Real S/A on their free will in order to receive the respective resulting values;

(b)	The resulting value corresponding to shareholders participating in the Stock Exchanges Custody Program will be credited directly to that company, which will be in charge of transmitting it to the shareholders through Broker Dealers; and

(c)	For those shareholders, whose shares are blocked or with non-updated records, the said amounts will be withheld by the Company and will be at the shareholders’ disposal for payment after the presentation of identification or necessary documents.

Starting with the beginning of the unitary quotation at Bovespa, from June 27, 2005 on, each ADR – American Depositary Receipt, will represent 1 (one) preferred share.

Any eventual clarifications relative to the operation of the grouping of shares shall be obtained at any branch Banco ABN AMRO Real S/A, depositary financial institution of the company’s shares.

São Paulo, May 11, 2005

PEDRO LUCAS ANTÓN LÁZARO

Vice-President of Administration and Finance and

Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: May 12, 2005	By:	/s/ Daniel de Andrade Gomes
	Name:	Daniel de Andrade Gomes
	Title:	Investor Relations Director